SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 90889 / January 11, 2021

Admin. Proc. File No. 3-19425

In the Matter of

ATNA RESOURCES, LTD. and
ORCKIT COMMUNICATIONS LTD.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Companies failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the companies' securities.

APPEARANCES:

David S. Frye and *David Misler* for the Division of Enforcement.

ATNA Resources, Ltd. and Orckit Communications Ltd. (collectively "Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1] Respondents again failed to respond to an order to show cause why they should not be found in default.[2] We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registration of their securities.

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[1]   *ATNA Resources, Ltd.*, Exchange Act Release No. 86895, 2019 WL 4242456 (Sept. 6, 2019).

[2]   *ATNA Resources, Ltd.*, Exchange Act Release No Exchange Act Release No. 90306, 2020 WL 6487977 (Nov. 2, 2020).

[4]   15 U.S.C. § 78*l*(j).

[4]   15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[6]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

I.   Background

A.   The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On September 6, 2019, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file

87977 (Nov. 2, 2020).

[4]   15 U.S.C. § 78*l*(j).

[4]   15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[6]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically,

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[4]   15 U.S.C. § 78*l*(j).

[4]   15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[6]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

§§ 78m(a), 78*l*, 78*l*(g).

[6]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

(*continued . . .*)

Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

a), 78*l*, 78*l*(g).

[6]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

§§ 240.13a-1, .13a-13.

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313,

(*continued . . .*)

2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[8]   15 U.S.C. § 78m(a).

[8]   *Advanced Life* Scis. Holdings, Inc., Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

The OIP alleges that both Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that ATNA Resources, Ltd. ("ATNA Resources") (CIK No. 1041548) is an inactive British Columbia corporation located in Golden, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ATNA Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2014, which reported a net loss of $15,360,200 for the prior year. On November 18, 2015, ATNA Resources filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was closed on April 4, 2018. As of August 16, 2019, the common shares of ATNA Resources were not publicly quoted or traded.

The OIP also alleges that Orckit Communications Ltd. ("Orckit") (CIK No. 1021620) is an Israeli corporation located in Tel Aviv, Israel with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Orckit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2013, which reported a net loss of $23,062,000 for the prior year. As of August 16, 2019, the common stock of Orckit was not publicly quoted or traded.

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9]

740-41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

B. Respondents failed to answer the OIP or respond to a show cause order.

Respondents were each properly served with the OIP, but none answered it. On November 2, 2020, more than ten days after service on each Respondent, they were ordered to show cause by November 16, 2020, why the registration of their securities should not be revoked by default due to their failure to file an answer and to otherwise defend this proceeding.[11] Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may

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17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

17 C.F.R. § 201.155(a).

[12]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4-8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

be deemed in default, the proceeding may be determined against them, and the registrations of their securities may be revoked." No Respondent subsequently answered the OIP or responded to the show cause order.

II. Analysis

A. We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[12] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13] Because

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).

[12] *See supra* note 2.

[12] 17 C.F.R. § 201.220(f).

[13] 17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14] *See supra* notes 4-8 and accompanying text.

[16] 15 U.S.C. § 78*l*(j).

[16] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18] *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

17 C.F.R. § 201.220(f).

[13] 17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14] *See supra* notes 4-8 and accompanying text.

[16] 15 U.S.C. § 78*l*(j).

[16] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18] *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem them in default and to deem the allegations of the OIP to be true.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure

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efend the proceeding").
[14]   *See supra* notes 4-8 and accompanying text.
[16]   15 U.S.C. § 78*l*(j).
[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).
[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).
[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

and accompanying text.
[16]   15 U.S.C. § 78*l*(j).
[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).
[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).
[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports for multiple years.[19] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and

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[16]   15 U.S.C. § 78*l*(j).

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

, at *4 (May 31, 2006).
[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

 at *12 (Nov. 4, 2013).
[18]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); accord Cobalis Corp., Exchange Act Release No. 64813, 201y 6, 2011); Am. Stellar Energy, Inc. (n/k/a Tara Gold), Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[19]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

securities."[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.
An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

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[20]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 90889 / January 11, 2021

Admin. Proc. File No. 3-19425

In the Matter of

ATNA RESOURCES, LTD. and
ORCKIT COMMUNICATIONS LTD.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of ATNA Resources, Ltd., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Orckit Communications Ltd., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

These revocations are effective as of January 12, 2021.

By the Commission.

Vanessa A. Countryman
Secretary